

Mail Stop 3561

April 27, 2017

Mark Frohnmayer
President and Chief Executive Officer
Arcimoto, Inc.
544 Blair Boulevard
Eugene, OR 97402

> **Re: Arcimoto, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted March 31, 2017**
> **CIK No. 0001558583**

Dear Mr. Frohnmayer:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears you recently conducted an offering in reliance on Rule 506(c) of Regulation D using the Fundable platform. Please confirm that this offering has been completed and tell us why you have apparently not filed a notice of this offering on Form D. As appropriate, please also update the offering circular to disclose the completion and results of the offering.

2. Please update the financial statements as necessary, to comply with Part F/S(c) of Form 1-A.

Preliminary Offering Circular Cover

3. Please confirm that to the extent you rely on Rule 253(b) and circulate the preliminary offering circular, you will provide a bona fide price range. In this regard, the draft price range provided of $8-$12 exceeds 20% of the upper limit of the range. Additionally, please confirm that you will calculate the aggregate offering price by reference to the upper limit of the price range. Refer to Item 1(j) and Instruction to Item 1(j) to Part II of Form 1-A.

Risk Factors, page 4

Our distribution model may result in lower sales volumes, page 6

4. Please place this risk in context by briefly describing the reasons why your distribution model may result in lower sales volumes, include the risk of customer reluctance to rely on web-based retail purchasing.

Use of Proceeds to Issuer, page 14

5. We note that you are assuming certain revenues as part of your use of proceeds discussion. Please revise the paragraph following the use of proceeds table to specify how your use of proceeds will change if your assumptions regarding revenues are incorrect. In particular, please discuss how the use of proceeds will be modified if little or no revenue is generated during the time in which the proceeds are being deployed.

Principal products and services, page 16

6. Please briefly describe the integrated custom platform technologies referenced in the sixth paragraph of this section and disclose the anticipated timeframe to complete development, the costs to develop these technologies, to the extent material, and the extent to which you are dependent on funds from this offering or other sources to complete development.

7. Please clarify whether you have any existing agreements to market your vehicle components to original equipment manufacturers and, if not, when you intend to commence marketing to OEMs.

Index to Exhibits, page 45

8. Please file the escrow agreement as an exhibit to the offering statement. Refer to Item 17(8) in Part III of Form 1-A.

You may contact Heather Clark at (202) 551-3624 or Jean Yu, Assistant Chief Accountant, at (202) 551- 3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Fanni Koszeg
        Crowdcheck.com